Exhibit 99.1

[Text of email from Vincent C. Smith, Chairman of the Board and Chief Executive Officer, to all employees]

For the past several months, I have been working with the Board of Directors and our management team to address the large number of employee stock options that are underwater. I am pleased to announce that Quest Software plans to offer a “six month and a day” stock option repricing program that allows employees with underwater stock options to exchange those options for new options that will be issued six months later.

As with other companies that have implemented these programs, Quest employees will be required by Securities and Exchange Commission (“SEC”) and accounting rules to wait approximately six months until their new options are granted. The new options will have an exercise price equal to the market price of Quest shares at that time. The general timetable for these types of exchange programs is:

1.	A company formally initiates the program by delivering exchange program documents and election forms to its employees and files these documents with the SEC. We expect to file these documents in late June.

2.	The company’s employees have 20 business days in which to decide whether to exchange their eligible options for new options (the “Exchange Period”). During the Exchange Period, employees can make their elections to exchange their options, and may change those elections, by following the instructions in the program materials.

3.	After the expiration of the Exchange Period, the six-month and a day period begins to run.

4.	After six months and a day, the new replacement options are issued to participating employees at the then current market price.

Due to strict SEC regulations, Quest cannot communicate more details to you at this time. Details about the program, including how to make elections, will be communicated at the time the program is announced. We will be communicating in multiple ways, including email.

The Quest Stock Option Exchange Program referred to in this communication has not yet begun. Quest will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by Quest with the SEC can be obtained free of charge from the SEC’s Web site at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Quest complies with all regulations and receives requisite government approvals. Quest option holders may obtain a written copy of the tender offer statement, when available, by contacting Genie Vargas at Quest Software, 8001 Irvine Center Drive, Irvine, California 92618.